                                                                    EXHIBIT (12)
                             CMS ENERGY CORPORATION
    Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and
                                 Distributions
                              (Millions of Dollars)

                                          Three Months
                                               Ended                       Years Ended December 31 -
                                             March 31, 2000      1999       1998      1997       1996       1995
                                             --------------------------------------------------------------------

                                                                             (b)
Earnings as defined (a)
-----------------------
Consolidated net income                               $ 80      $ 277      $ 242     $ 244      $ 224      $ 195
Income taxes                                            53         64        100       108        137        113
Exclude equity basis subsidiaries                      (36)       (84)       (92)      (80)       (85)       (57)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $10, $42, $28,
  $13, $5 and $4 million for the three months
  ended March 31, 2000 and for the years ended
  December 31, 1999, 1998, 1997, 1996 and 1995,
   respectively                                        188        395        395       360        313        299
                                                     -------------------------------------------------------------

Earnings as defined                                  $ 285      $ 845      $ 645     $ 632      $ 589      $ 550
                                                     =============================================================


Fixed charges as defined (a)
----------------------------
Interest on long-term debt                          $  148      $ 507      $ 319     $ 273      $ 230      $ 224
Estimated interest portion of lease rental               2          7          8         8         10          9
Other interest charges                                   -         57         48        49         43         42
Preferred securities dividends and
  distributions                                         35        96          77        67         54         42
                                                   ---------------------------------------------------------------
Fixed charges as defined                             $ 185      $ 662      $ 452     $ 397      $ 337      $ 317
                                                     =============================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions     1.54      1.28        1.43      1.59       1.75       1.74
                                                      ============================================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.